LOGO
                                United Financial
FOURTH QUARTER 2002                                         NASDAQ SYMBOL:  UFHI
                  P.O. BOX 14517, ST. PETERSBURG, FL 33733-4517

DEAR SHAREHOLDERS:

We are pleased to report net income for the year ending December 31, 2002, of $4,149,000, up 29% from $3,225,000 for the prior year. Earnings were 87 cents per diluted share, up substantially over the 70 cents per diluted share for the prior year. Net income for the fourth quarter 2002 was $1,232,000, or 26 cents per diluted share, compared to $995,000, or 21 cents per diluted share, reported for the same period in 2001.

The Company reported year-end total assets of $426 million, a 24% increase from $344 million at December 31, 2001. Net loans increased $85 million, or 35%, to $327 million at December 31, 2002, up from the $242 million at the end of the prior year. Total deposits reached $356 million at December 31, 2002, an increase of $74 million, or 26%, from the end of the prior year.

Shareholder's equity at December 31, 2002 totaled $30.6 million, an increase from $25.9 million at the end of the prior year. The Board of Directors of United Financial declared a cash dividend of 7 cents per share on common stock to shareholders of record, December 31, 2002. Your dividend check is enclosed.

Our fourth quarter and year-end results are gratifying. New loan production in our Small Business Administration (SBA) Lending and Residential Mortgage Lending divisions contributed significantly to our non-interest income and earnings performance in 2002. Trust and Investment assets under management grew 6% for the year during a time when most money managers experienced a significant decline in assets. We continue to grow each business line through our core strategy of expanding customer relationships and will open two new banking center sites, N.E. Coachman in Clearwater and Manatee Avenue in Bradenton, during the first quarter 2003.

As you are aware, United Financial has entered into a merger agreement with Synovus Financial Corp. If you were a shareholder at December 31, 2002, our board of directors has supplied you with proxy materials requiring your immediate attention. If you have not already done so, we urge you to review this important material and exercise your vote by signing and returning the proxy card. Our board of directors unanimously recommends that you vote FOR the merger. The special meeting of stockholders to vote on the merger will be held on February 21, 2003. Should you have any questions regarding this process or the merger, please do not hesitate to contact us. If you did not receive your proxy materials, you may get a free copy at the Securities and Exchange Commission website (http://sec.gov) or by contacting Susan L. Blackburn, our Senior Vice President, at (727) 898-2265.

We appreciate your continued confidence and support.

Neil W. Savage
President and CEO


2002 Financial Highlights are enclosed

Market makers for UFHI include: Advest, Inc., Morgan Keegan & Company, Inc., William R. Hough & Co., Sterne, Agee & Leach, Inc., and Spear Leeds & Kellogg Capital Markets

For Further Information:                        Transfer Agent:
             United Financial                   Registrar and Transfer Company
             Investor Relations                 Phone:  (800)  368-5948
             Phone:  (727) 898-2265             10 Commerce Drive
             333 Third Avenue North             Cranford, New Jersey  07016
             P.O. Box 14517                     www.rtco.com
             St. Petersburg, FL  33733          www.unitedfinancialholdings.com



                                      LOGO
                                UNITED FINANCIAL

FINANCIAL HIGHLIGHTS
(in thousands except share data)
(unaudited)
                                                2002           2001  % CHANGE
                                                ----           ----  --------
AS OF DECEMBER 31
Total Assets                               $425,535       $344,192       24 %
Net Loans                                  $327,454       $242,365       35 %
Allowance for Loan Losses                    $5,063         $3,790       34 %
Total Deposits                             $356,322       $282,568       26 %
Stockholder's Equity                        $30,571        $25,899       18 %
Book Value per Share                          $5.96          $5.00       19 %
Number of common shares outstanding       4,524,428      4,440,421        2 %
Fully Diluted Common Shares               4,691,704      4,549,724        3 %


FOR THE THREE MONTHS ENDING DECEMBER 31
(IN THOUSANDS EXCEPT PER SHARE DATA)            2002           2001  % CHANGE
                                                ----           ----  --------

Interest Income                            $  6,603       $  5,696       16 %
Interest Expense                             (2,091)        (2,266)      (8)%
Net Interest Income                           4,512          3,430       32 %
Provision for Loan Losses                      (552)          (307)      80 %
Net Interest Income after Provision           3,960          3,123       27 %
  for Loan Losses
Non-Interest Income                           2,116          1,722       23 %
Non-Interest Expense                         (4,098)        (3,278)      25 %
Earnings before Income Taxes                  1,978          1,567       26 %
Income Taxes                                   (746)          (572)      30 %
Net Earnings                              $   1,232     $      995       24 %
Earnings per Share:
     Basic                                $     .27     $      .22       23 %
     Diluted                              $     .26     $      .21       24 %


FOR THE TWELVE MONTHS ENDING DECEMBER 31
(IN THOUSANDS EXCEPT PER SHARE DATA)

Interest Income                           $  24,665      $  22,271       11 %
Interest Expense                             (8,424)        (9,599)     (12)%
Net Interest Income                          16,241         12,672       28 %
Provision for Loan Losses                    (1,905)          (907)     110 %
Net Interest Income after Provision          14,336         11,765       22 %
  for Loan Losses
Non-Interest Income                           7,323          5,905       24 %
Non-Interest Expense                        (14,980)       (12,601)      19 %
Earnings before Income Taxes                  6,679          5,069       32 %
Income Taxes                                 (2,530)        (1,844)      37 %
Net Earnings                              $   4,149      $   3,225       29 %
Earnings per Share:
     Basic                                $     .91      $     .71       28 %
     Diluted                              $     .87      $     .70       24 %